

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2020

Rajeev K. Goel
Chief Executive Officer
PubMatic, Inc.
3 Lagoon Drive, Suite 180
Redwood City, California 94065

Re: PubMatic, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Exhibit Nos. 10.14, 10.15, and 10.16
Submitted October 19, 2020
CIK No. 0001422930

Dear Mr. Goel:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance